SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

         Under the Securities Exchange Act of 1934
                            (Amendment No. 3 )*

                        Tesco Corporation
                             (Name of Issuer)

                            Common Stock
                   (Title of Class of Securities)

                                88157K101
                              (CUSIP Number)

                        Centennial Associates, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         October 3, 1997
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

              (continued on following page(s))

Cusip No.: 88157K101


1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Associates, L.P.
                         (13-2860099)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:           -0-
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:           -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
           -0-

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.00%

14) Type of Reporting Person:                PN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Energy Partners, L.P.
                         (13-3793743)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:       817,500
    Owned by
    Each           (9)  Sole Dispositive Power:       -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    817,500

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    817,500

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  2.69%

14) Type of Reporting Person:                PN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tercentennial Energy Partners, L.P.
                         (13-3877256)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
     Beneficially  (8)  Shared Voting Power:         400,400
     Owned by
         Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     400,400

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    400,400

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.32%

14) Type of Reporting Person:                PN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Quadrennial Partners, L.P.
                         (13-3883223)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
     Beneficially  (8)  Shared Voting Power:        119,250
     Owned by
         Each           (9)  Sole Dispositive Power:       -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     119,250

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    119,250

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.39%

14) Type of Reporting Person:                PN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich & Co., Inc.
                         (13-3432270)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       New York

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:            -0-
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     33,100

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    33,100

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.11%

14) Type of Reporting Person:                CO

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:             93,534
    Shares
    Beneficially   (8)  Shared Voting Power:        1,337,150
    Owned by
    Each           (9)  Sole Dispositive Power:      93,534
    Reporting
    Person With   (10)  Shared Dispositive Power:    1,370,250

11) Aggregate Amount Beneficially Owned by Each Reporting Person:  1,463,784

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):   4.82%

14) Type of Reporting Person:                IN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Peter K. Seldin

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:             16,083
    Shares
    Beneficially   (8)  Shared Voting Power:       1,337,150
    Owned by
    Each           (9)  Sole Dispositive Power:      16,083
    Reporting
    Person With   (10)  Shared Dispositive Power:    1,370,250

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,386,333



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11): 4.56%

14) Type of Reporting Person:                IN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tracy S. Nagler

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:             401
    Shares
    Beneficially   (8)  Shared Voting Power:       1,337,150
    Owned by
    Each           (9)  Sole Dispositive Power:      401
    Reporting
    Person With   (10)  Shared Dispositive Power:    1,370,250

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,370,651



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  4.51%

14) Type of Reporting Person:                IN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: G. Bryan Dutt

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:             761
    Shares
    Beneficially   (8)  Shared Voting Power:        1,337,150
    Owned by
    Each           (9)  Sole Dispositive Power:      761
    Reporting
    Person With   (10)  Shared Dispositive Power:    1,337,150

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,337,911

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  4.40%

14) Type of Reporting Person:                IN

This Amendment No. 3 to schedule 13D, originally filed December 2, 1996 (the "Schedule 13D") by Centennial Associates, L.P. et al, relates to the common stock (the "Common Stock") of Tesco Corporation (the "Company"), whose principal executive offices are at 350 - 7th Avenue S.W., 36th floor, Calgary, Alberta, Canada T2P3N9. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Schedule 13D. All information previously disclosed in the 13D, except as set forth herein, is reconfirmed.
Item 3.  Source and Amount of Funds or Other Consideration.
         Item 3 of Schedule 13D is hereby supplemented by the addition of the following:
         The purchase price (including commissions, if any) of $117,319 for the 7,700 shares of the Common Stock purchased by Tercentennial was furnished from contributions made to Tercentennial by the partners of Tercentennial.
Item 5.  Interest in Securities of the Issuer.
         Item 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:
    (a) As of the date hereof, (i) Centennial owns beneficially -0- shares of the Common Stock, constituting approximately 0.00% of the shares outstanding
(ii) Energy owns beneficially 817,500 shares of the Common Stock, constituting approximately 2.69% of the shares outstanding (iii) Tercentennial owns bene-ficially 400,400 shares of Common Stock, constituting approximately 1.32% of the shares outstanding, (iv) Quadrennial owns beneficially 119,250 shares of Common Stock, constituting approximately 0.39% of the shares outstanding, (v) JHR & Co. owns beneficially 33,100 shares of Common Stock, constituting approximately 0.11% of the shares outstanding, such shares being held by it in a discretionary account (the "Managed Accunt") managed by JHR & Co, (vi) Joseph H. Reich owns beneficially 1,463,784 shares of Common Stock, including the shares held by each of the entities named in (ii) through (v) above and shares received in the October 8, 1997 pro-rata distribution to its Partners by Centennial, (vii) Peter
K. Seldin owns beneficially 1,386,333 shares of Common Stock, including the shares held by each of the entities named in (ii) through (v) above and shares received in the October 8, 1997 pro-rata distribution to its Partners by Centennial, (viii) Tracy S. Nagler owns beneficially 1,370,651 shares of Common Stock, including the shares held by each of the entities named in (ii) through
(v) above and shares received in the October 8, 1997 pro-rata distribution to its Partners by Centennial, and (ix) G. Bryan Dutt owns beneficially 1,337,911 shares of Common Stock, including the shares held by each of the entities named in (ii) through (iv) above and shares received in the October 8, 1997 pro-rata distribution to its Partners by Centennial. In the aggregate, the Reporting Persons beneficially own a total of 1,481,029 shares of Common Stock, constituting approximately 4.87% of the shares outstanding. The percentages used herein are based upon the 30,399,834 shares of Common Stock stated by the Company to be outstanding as of October 14, 1997. This information was provided by the Company over the telephone.
         Item 5(c) of Schedule 13D is hereby supplemented by the addition of the following:
         (c) On October 8, 1997, Centennial made a pro-rata distribution of 332,450 shares of Common Stock to its partners. All open market transactions in the Common Stock effected during the past 60 days by the Reporting Persons are set forth in Schedule A hereto. No other transactions in the Common Stock were effected by any of the Reporting Persons during the sixty day period ending on the date hereof.

                                SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  October 14, 1997
                           CENTENNIAL ASSOCIATES, L.P.

                             By: /s/Peter K. Seldin
                                 Peter K. Seldin
                                 General Partner

                           CENTENNIAL ENERGY PARTNERS, L.P.


                             By: /s/Peter K. Seldin
                                 Peter K. Seldin
                                 General Partner

                           TERCENTENNIAL ENERGY PARTNERS, L.P.

                             By: /s/Peter K. Seldin
                                  Peter K. Seldin
                                  General Partner

                           QUADRENNIAL PARTNERS, L.P.


                             By: /s/Peter K. Seldin
                                  Peter K. Seldin
                                  General Partner

                           JOSEPH H. REICH & CO., INC.


                             By: /s/Peter K. Seldin
                                 Peter K. Seldin
                                 Vice President


                                 /s/Joseph H. Reich
                                 Joseph H. Reich


                                 /s/Peter K. Seldin
                                 Peter K. Seldin


                                 /s/Tracy S. Nagler
                                 Tracy S. Nagler


                                 /s/G. Bryan Dutt
                                 G. Bryan Dutt

                                  Schedule A        1 of 2

OPEN MARKET TRANSACTIONS

  Date of               No. of Shares         Price Per Share
Transaction           Purchased\(Sold)           Excluding Commissions if any


                          CENTENNIAL ENERGY PARTNERS, L.P.

August 7, 1997                ( 7,500)           16.3814
August 25, 1997               ( 8,000)           16.5218
August 29, 1997               ( 3,300)           15.8375
September 3, 1997             (15,800)           16.6315
September 8, 1997             ( 6,200)           16.8197
September 9, 1997             (10,000)           17.1256
September 10, 1997       ( 2,600)           17.2910
September 11, 1997       (18,300)           17.4910
September 19, 1997       (20,000)           17.4447
October 1, 1997               (10,000)           17.9542
October 6, 1997               (12,500)           18.7490
October 6, 1997               (27,700)           18.5840
October 7, 1997               (38,100)           20.1196
October 10, 1997              ( 6,350)           20.8485
October 14, 1997              (16,350)           20.9081


                          TERCENTENNIAL ENERGY PARTNERS, L.P.

August 5, 1997                (10,000)           15.5473
August 6, 1997                (15,000)           15.7846
August 7, 1997                (15,000)           16.3814
August 11, 1997                 5,000            15.1095
August 28, 1997                 2,700            15.2998
August 29, 1997               ( 2,700)           15.8375
September 3, 1997             ( 5,000)           16.6315
September 9, 1997             (10,000)           17.1256
September 19, 1997       (30,000)           17.4447
October 6, 1997               ( 6,250)           18.7490
October 6, 1997               (13,850)           18.5840
October 7, 1997               (49,900)           20.1196
October 8, 1997               (26,600)           20.7180
October 9, 1997               (10,800)           20.8724
October 10, 1997              ( 6,350)           20.8485
October 14, 1997              (16,350)           20.9081

                             Schedule A        2 of 2

OPEN MARKET TRANSACTIONS

  Date of               No. of Shares         Price Per Share
Transaction           Purchased\(Sold)           Excluding Commissions if any


QUADRENNIAL PARTNERS, L.P.


              August 5, 1997                (10,000)           15.5473
August 6, 1997                ( 5,000)           15.7846
August 7, 1997                ( 7,500)           16.3814
September 3, 1997             ( 5,000)           16.6315
September 9, 1997             ( 5,000)           17.1256
September 11, 1997       ( 6,100)           17.4910
October 3, 1997               ( 5,000)           18.2225
October 6, 1997               ( 4,700)           18.7490
October 6, 1997               (10,350)           18.5840
October 7, 1997               (25,000)           20.1196
October 8, 1997               ( 6,700)           20.7180





JOSEPH H. REICH & CO., INC.

August 25, 1997               ( 2,000)           16.5218
August 29, 1997               ( 4,000)           15.8375
September 3, 1997             ( 3,000)           16.6315
October 3, 1997               ( 5,000)           18.2225
October 6, 1997               ( 1,550)           18.7490
October 6, 1997               ( 3,500)           18.5840
October 7, 1997               (12,000)           20.1196
October 8, 1997               ( 6,700)           20.7180